                                                   Filed pursuant to Rule 424b5
                                                     Registration No. 333-72740


                             SUBJECT TO COMPLETION

            PRELIMINARY PROSPECTUS SUPPLEMENT, DATED MARCH 25, 2002

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 13, 2001)

                                  $100,000,000

                       (DORAL FINANCIAL CORPORATION LOGO)
                                % SENIOR NOTES DUE 2017

     The notes will bear interest at a fixed rate of        % per year. Interest
is payable monthly in arrears on the 26th day of each month, beginning May 26, 2002. The notes will mature on April 26, 2017. Interest on the notes will accrue from the date of their delivery, which is expected to occur on April , 2002. The notes may not be redeemed by Doral Financial at its option prior to maturity. Doral Financial is required to redeem the notes prior to maturity at a price of 100% of the principal amount of the notes if the interest on the notes ceases to be considered to be from Puerto Rico sources for federal income tax purposes under the laws in effect at the time of the issuance of the notes.

     The notes will be unsecured debt obligations of Doral Financial and will rank equally with any of Doral Financial's other unsecured senior debt.

     The notes will not be listed on any securities exchange. There will likely be no secondary public market for the notes.

     INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE S-3 OF THIS PROSPECTUS SUPPLEMENT AND BEGINNING ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS.

                          ---------------------------

                                                        Per Note       Total
Public Offering Price...............................            %   $
Agent's Commission..................................            %   $
Proceeds to Doral Financial (before expenses).......            %   $

                          ---------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR COMMONWEALTH OF PUERTO RICO SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE NOTES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK, AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

                               POPULAR SECURITIES

THE DATE OF THIS PROSPECTUS SUPPLEMENT IS APRIL  , 2002

You should rely only on the information incorporated by reference or contained in this prospectus supplement and the accompanying prospectus. Neither Doral Financial nor any underwriter or agent has authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Doral Financial and the agent are offering to sell the notes, and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. You should not assume that the information included in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Doral Financial's business, financial condition, results of operations and prospects may have changed since that date.

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT
PROSPECTUS

                                        PAGE
                                        ----
RISK FACTORS..........................   S-3
DORAL FINANCIAL.......................   S-3
CONSOLIDATED RATIO OF EARNINGS TO
  FIXED CHARGES.......................   S-3
SELECTED FINANCIAL DATA...............   S-4
CAPITALIZATION........................   S-6
USE OF PROCEEDS.......................   S-6
DESCRIPTION OF THE NOTES..............   S-7
PLAN OF DISTRIBUTION..................  S-11
LEGAL MATTERS.........................  S-12
EXPERTS...............................  S-12

                                        PAGE
                                        ----
SUMMARY...............................     3
RISK FACTORS..........................     6
DORAL FINANCIAL.......................     8
USE OF PROCEEDS.......................    10
DESCRIPTION OF DEBT SECURITIES........    10
DESCRIPTION OF PREFERRED STOCK........    18
DESCRIPTION OF CAPITAL STOCK..........    21
PLAN OF DISTRIBUTION..................    23
PLAN OF DISTRIBUTION FOR MARKET-MAKING
  RESALES BY AFFILIATES...............    25
WHERE YOU CAN FIND MORE INFORMATION...    26
LEGAL OPINIONS........................    27
EXPERTS...............................    27

                             ---------------------

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

IF THE DESCRIPTION OF THE OFFERING VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

                                  RISK FACTORS

     You should carefully consider the following risk factors and other information in this prospectus supplement and accompanying prospectus, including the information incorporated by reference in this prospectus supplement, before deciding to invest in the notes.

REDEMPTION OF NOTES MAY ADVERSELY AFFECT YOUR RETURN ON THE NOTES

     Doral Financial is required to redeem the notes in whole if the interest paid on the notes ceases to constitute Puerto Rico source income for U.S. tax purposes under the laws in effect at the time of original issuance of the notes. This can occur if Doral Financial is acquired by a U.S. entity which assumes the payment of the notes, or if for other reasons Doral Financial derives more than 80% of its gross income for a three year period from sources outside Puerto Rico. Any such redemption may occur at times when prevailing interest rates may be relatively low. If this happens you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the notes. The notes are not required to be redeemed if interest on the notes ceases to be exempt from U.S. income taxes as a result of a change in law.

     Doral Financial is not required to make any additional payments on the notes if interest on the notes ceases to constitute Puerto Rico source income and a holder of the notes is required to pay U.S. income taxes as a result.

ABSENCE OF SECONDARY MARKET FOR THE NOTES

     There is currently no secondary market for the notes, and there can be no assurance that a secondary market will be developed, or if it does develop, that it will provide noteholders with liquidity for their investment or that it will continue for the life of the notes.

                                DORAL FINANCIAL

     Doral Financial is a diversified financial services company engaged in a wide variety of mortgage banking, banking, broker-dealer and insurance agency activities. Its activities are principally conducted in Puerto Rico and in the New York City metropolitan area.

     Doral Financial is a bank holding company that has elected to be treated as a financial holding company and is subject to regulation and supervision by the Board of Governors of the Federal Reserve System.

     Doral Financial's principal executive offices are located at 1159 Franklin
D. Roosevelt Avenue, San Juan, Puerto Rico, and its telephone number is (787) 749-7100.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The ratio shown below measures Doral Financial's ability to generate sufficient earnings to pay the fixed charges or expenses of its debt. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.

                                                                    YEAR ENDED DECEMBER 31,
                                                             -------------------------------------
                                                             2001    2000    1999    1998    1997
                                                             -----   -----   -----   -----   -----
Ratio of Earnings to Fixed Charges
  Including Interest on Deposits...........................   1.55   1.33x   1.46x   1.51x   1.61x
  Excluding Interest on Deposits...........................   1.74   1.41x   1.59x   1.61x   1.72x

     For purposes of computing the consolidated ratios of earnings to fixed charges, earnings consist of pre-tax income from continuing operations plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs, and Doral Financial's estimate of the interest component of rental expense. Ratios are presented both including and excluding interest on deposits.

                            SELECTED FINANCIAL DATA

     The following table shows certain selected consolidated financial and operating data of Doral Financial on a historical basis as of and for each of the five years in the period ended December 31, 2001. This information should be read together with Doral Financial's Consolidated Financial Statements and the related notes incorporated by reference in this prospectus supplement. Doral Financial has made certain reclassifications to data for years prior to 2001 to conform to 2001 classifications.

     Net income for the year ended December 31, 1997, reflects a non-cash extraordinary charge to earnings of $12.3 million resulting from the issuance to Popular, Inc. of shares of convertible preferred stock in exchange for the cancellation of $8.5 million of Doral Financial's subordinated debentures owned by Popular, Inc. The charge represented the excess of the fair value of the preferred stock on the date of the exchange over the net carrying amount of the debentures on Doral Financial's financial statements. The return on average assets computed on income before extraordinary item for the year ended December 31, 1997, would have been 2.19% and the return on average common equity would have been 19.29%.

     On January 1, 2001, Doral Financial implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This accounting statement requires that Doral Financial recognize all derivatives held by it as either assets or liabilities in its statement of financial position and requires that Doral Financial measure those instruments at fair value. As part of its implementation of SFAS No. 133, Doral Financial reclassified $110 million of its held-to-maturity securities as available-for-sale and $130 million as trading securities. This reclassification resulted in a gain of $1.6 million in other comprehensive income and $5.9 million in the income statement as cumulative effect of change in accounting principle for the quarter ended March 31, 2001. Doral Financial also recognized an after-tax loss of $196,000 related to $100 million of interest rate swaps previously excluded from its financial statements.

     The return on average assets ratio is computed by dividing net income by average assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average common stockholders' equity for the period. The average equity to average assets ratio is computed by dividing average assets for the period by average stockholders' equity. All ratios have been computed using month end averages except for 2001, which are on a daily basis, except for Doral Securities. All per share information shown in the table has been adjusted to reflect two-for-one stock splits effected on August 28, 1997 and May 20, 1998.

                                                                              YEAR ENDED DECEMBER 31,
                                                        -------------------------------------------------------------------
                                                           2001          2000          1999          1998          1997
                                                        -----------   -----------   -----------   -----------   -----------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
SELECTED INCOME STATEMENT DATA:
Interest income.......................................  $   356,095   $   325,545   $   211,679   $   150,051   $    90,131
Interest expense......................................      271,668       283,241       161,795       114,786        61,438
                                                        -----------   -----------   -----------   -----------   -----------
Net interest income...................................       84,427        42,304        49,884        35,265        28,693
Provision for loan losses.............................        4,445         4,078         2,626           883           792
                                                        -----------   -----------   -----------   -----------   -----------
Net interest income after provision for loan losses...       79,982        38,226        47,258        34,382        27,901
Non-interest income...................................      191,132       150,317       115,923        79,670        41,849
Non-interest expense..................................      112,854        92,391        86,568        54,213        31,953
                                                        -----------   -----------   -----------   -----------   -----------
Income before taxes, extraordinary item and cumulative
  gain effect of change in accounting principle.......      158,260        96,152        76,613        59,839        37,797
Income taxes..........................................       20,338        11,496         8,687         7,007         5,249
                                                        -----------   -----------   -----------   -----------   -----------
Income before extraordinary item and cumulative gain
  effect of change in accounting principle............      137,922        84,656        67,926        52,832        32,548
Extraordinary item -- non-cash loss on extinguishment
  of debt.............................................           --            --            --            --        12,317
Cumulative gain effect of change in accounting
  principle...........................................        5,929            --            --            --            --
                                                        -----------   -----------   -----------   -----------   -----------
        Net income....................................  $   143,851   $    84,656   $    67,926   $    52,832   $    20,231
                                                        ===========   ===========   ===========   ===========   ===========
        Cash dividends paid...........................  $    30,951   $    22,749   $    17,269   $     9,975   $     7,199
                                                        ===========   ===========   ===========   ===========   ===========
SELECTED BALANCE SHEET DATA:
Mortgage loans held for sale..........................    1,947,494     1,354,605   $ 1,015,703   $   883,048   $   404,672
Securities held for trading...........................      993,328     1,101,938       862,698       606,918       620,288
Securities held to maturity...........................      866,335     1,558,313     1,509,060       190,778       143,534
Securities available for sale.........................      928,179       182,374        66,325       408,888       240,876
Loans receivable, net.................................      644,113       398,191       231,184       166,987       133,055
Servicing assets, net.................................      154,340       139,795       109,721        72,568        46,416
Total assets..........................................    6,694,283     5,463,386     4,537,343     2,918,113     1,857,789
Loans payable and securities sold under agreements to
  repurchase..........................................    2,734,873     2,648,475     2,281,416     1,624,032     1,076,912
Notes payable.........................................      459,543       444,746       461,053       199,733       164,934
Deposit accounts......................................    1,669,909     1,303,525     1,010,424       533,113       300,494
Stockholders' equity..................................      762,120       505,710       384,982       269,559       186,955
PER COMMON SHARE DATA:
Basic:
  Income before extraordinary item and cumulative gain
    effect of change in accounting principle..........  $      2.87   $      1.86   $      1.55   $      1.31   $      0.89
  Extraordinary item..................................           --            --            --            --         (0.34)
  Cumulative gain effect of change in accounting
    principle.........................................         0.13            --            --            --            --
                                                        -----------   -----------   -----------   -----------   -----------
        Net income....................................  $      3.00   $      1.86   $      1.55   $      1.31   $      0.55
                                                        ===========   ===========   ===========   ===========   ===========
DILUTED:
  Income before extraordinary item and cumulative gain
    effect of change in accounting principle..........  $      2.82   $      1.85   $      1.50   $      1.26   $      0.85
  Extraordinary item..................................           --            --            --            --         (0.32)
  Cumulative gain effect of change in accounting
    principle.........................................         0.13            --            --            --            --
                                                        -----------   -----------   -----------   -----------   -----------
        Net income....................................  $      2.95   $      1.85   $      1.50   $      1.26   $      0.53
                                                        ===========   ===========   ===========   ===========   ===========
  Cash dividends......................................  $     0.475   $      0.38   $      0.30   $      0.23   $      0.20
Weighted average shares outstanding:
  Basic...............................................   44,794,192    41,887,708    40,428,920    39,941,068    36,680,158
  Diluted.............................................   45,502,939    42,093,509    42,421,477    41,928,186    38,728,632
OPERATING DATA:
  Loan Production.....................................  $ 4,209,000   $ 3,174,000   $ 2,722,000   $ 2,313,000   $ 1,037,000
  Loan Servicing Portfolio............................   10,006,000     8,805,000     7,633,000     6,186,000     4,655,000
SELECTED RATIOS:
Return on Average Assets..............................         2.33%         1.66%         1.92%         2.17%         1.37%
Return on Average Common Equity.......................        27.13%        23.03%        21.92%        21.65%        11.99%
Average Equity to Average Assets......................        10.04%         8.49%        10.04%        10.00%        11.39%

                                 CAPITALIZATION

     The following table shows the unaudited indebtedness and capitalization of Doral Financial at December 31, 2001, on an actual basis and as adjusted to give effect to the issuance of the notes offered by this prospectus supplement. In addition to the indebtedness reflected below, Doral Financial had deposits of $1.7 billion as of December 31, 2001. This table should be read together with Doral Financial's Consolidated Financial Statements and related notes incorporated by reference into this prospectus supplement.

                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Short-term borrowings
  Loans payable.............................................  $  161,101      161,101
  Short-term portion of notes payable.......................       9,975        9,975
  Short-term portion of securities sold under agreements to
     repurchase.............................................   1,621,948    1,621,948
  Short-term portion of advances from the Federal Home Loan
     Bank...................................................     161,000      161,000
                                                              ----------   ----------
          Total short-term borrowings.......................  $1,954,024   $1,954,024
                                                              ==========   ==========
Long-term borrowings
  Long-term portion of notes payable........................  $  276,629   $  276,629
  Long-term portion of securities sold under agreements to
     repurchase.............................................     951,824      951,824
  Long-term portion of advances from the Federal Home Loan
     Bank...................................................     526,500      526,500
  Senior Notes due 2006.....................................      75,000       75,000
  Senior Notes due 2016, net of discount....................      97,939       97,939
  Senior Notes due 2017.....................................          --      100,000
                                                              ----------   ----------
          Total long-term borrowings........................  $1,927,892   $2,027,892
                                                              ==========   ==========
Stockholders' Equity
  Serial preferred stock, ($1 par value, 10,000,000 shares
     authorized) at aggregate liquidation preference:.......  $  124,750   $  124,750
  Common stock, $1.00 par value, 200,000,000 shares
     authorized; 47,866,334 shares issued and 47,810,334
     outstanding............................................      47,866       47,866
  Paid-in capital...........................................     217,594      217,594
  Legal Surplus.............................................       8,423        8,423
  Retained earnings.........................................     375,855      375,855
  Accumulated other comprehensive income net of taxes(1)....     (12,312)     (12,312)
  Treasury Stock at par value, 56,000 shares................         (56)         (56)
                                                              ----------   ----------
          Total stockholders' equity........................  $  762,120   $  762,120
                                                              ==========   ==========

---------------

(1) Consist of unrealized gain on securities available for sale, net of deferred tax.

                                USE OF PROCEEDS

     Doral Financial will use the net proceeds it receives from the sale of the notes for general corporate purposes, which may include (1) funding its mortgage banking activities, (2) making capital contributions or extensions of credit to its existing and future banking and non-banking subsidiaries, (3) funding possible acquisitions of mortgage banking or other financial institutions and
(4) reducing or refinancing Doral Financial's borrowings. Doral Financial expects to incur additional indebtedness in the future.

     Doral Financial does not currently have any binding agreement with respect to any acquisition.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the notes supplements the description of the general terms set forth in the accompanying prospectus. It is important for you to consider the information contained in the accompanying prospectus and this prospectus supplement before making your decision to invest in the notes. If any specific information regarding the notes in this prospectus supplement is inconsistent with the more general terms of the notes described in the prospectus, you should rely on the information contained in this prospectus supplement.

GENERAL

     The notes offered by this prospectus supplement are a series of senior debt securities issued under the senior debt indenture (the "Senior Indenture") between Doral Financial and Bankers Trust Company (the "Trustee"), as senior trustee. The notes will be limited to an aggregate principal amount of $100,000,000. The notes will be issued only in fully registered form without coupons, in denominations of $1,000 and whole multiples of $1,000. All the notes are unsecured obligations of Doral Financial and will rank equally with all other unsecured senior indebtedness of Doral Financial, whether currently existing or hereinafter created.

     As of the date of this prospectus supplement, Doral Financial may offer an aggregate principal amount of $300,000,000 of debt securities and preferred stock under the registration statement of which this prospectus supplement and the accompanying prospectus form a part. Doral Financial may also, without notice to or consent of the holders or beneficial owners of the notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the notes. Any such additional notes with the same terms as the notes being issued could be considered part of the same series of notes under the Senior Indenture as the notes.

     The notes will bear interest at a fixed rate per year of    %, starting on
April   , 2002 and ending on their maturity date, which is April 26, 2017.
Interest on the notes will be payable monthly in arrears on 26th day of each month, starting on May 26, 2002. All payments of interest on the notes will be made to the persons in whose names the notes are registered on the 15th day of the month on which the interest payment date occurs.

     Interest will be calculated on the basis of a 360-day year comprised of twelve 30-day months. All dollar amounts resulting from this calculation will be rounded to the nearest cent.

     If either a date for payment of principal or interest on the notes or the maturity date of the notes falls on a day that is not a Business Day, the related payment of principal or interest will be made on the next succeeding Business Day as if made on the date the payment was due. No interest will accrue on any amounts payable for the period from and after the date for payment of principal or interest on the notes or the maturity date of the notes. For these purposes, "Business Day" means any day other than Saturday or Sunday which is a day on which commercial banks settle payments and are open for general business in the City of New York.

     For additional important information on the notes, see "Description of Debt Securities" in the accompanying prospectus of Doral Financial. That information includes:

     - Additional information on the terms of the notes.

     - General information on the Senior Indenture and Trustee.

     - A description of Events of Default under the Senior Indenture.

     - A description of certain restrictive covenants contained in the Senior Indenture.

     The notes are subject to the defeasance provisions explained in the accompanying prospectus under "Description of Debt Securities -- Defeasance."

BOOK-ENTRY NOTES

     The notes will be issued in the form of one book-entry note. This means that the actual purchasers of notes will not be entitled to have the notes registered in their names and will not be entitled to receive physical delivery of the notes in definitive form. Instead, upon issuance, all the notes will be represented by one fully registered global note.

     The global note will be deposited with the Depository Trust Company ("DTC"), a securities depository, and will be registered in the name of DTC's nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The global note representing book-entry notes may not be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC will be the only registered holder of the notes and will be considered the sole representative of the beneficial owners of the notes for purposes of the Senior Indenture.

     DTC Procedures. The following information concerning DTC and DTC's book-entry system is based on information obtained from DTC. Doral Financial believes such information to be reliable, but neither Doral Financial nor Popular Securities take any responsibility for the accuracy of the information.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (the "Direct Participants") deposit with DTC. DTC also facilitates the settlement of securities transactions among Direct Participants, such as transfers and pledges, in deposited securities through electronic book-entry changes in accounts of the Direct Participants, thereby eliminating the need for physical movement of securities. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of the Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear transactions through or maintain a custodial relationship with a Direct Participant either directly or indirectly (the "Indirect Participants" and, together with the Direct Participants, the "Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of notes under the DTC system must be made by or through Direct Participants which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the DTC system for the notes is discontinued.

     To facilitate subsequent transfers, all notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial

Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to Cede & Co. If less than all of the notes of any maturity are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such maturity to be redeemed.

     Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes. Under its usual procedures, DTC mails an "Omnibus Proxy" to Doral Financial as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Doral Financial will make principal, redemption premium, if any, and interest payments on the notes to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts on each payment date in accordance with their respective holdings shown on DTC's records, upon DTC's receipt of funds. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trustee or Doral Financial, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, redemption premium, if any, and interest to DTC is the responsibility of Doral Financial, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Each person for which a Participant acquires an interest in the notes, as nominee, may desire to make arrangements with such Participant to receive a credit balance in the records of such Participant, and may desire to make arrangements with such Participant to have all notices of redemption or other communications to DTC, which may affect such persons, forwarded in writing by such Participant and to have notification made of all interest payments.

     DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to Doral Financial or the Trustee. In such event, Doral Financial will try to find a substitute securities depository and, if unsuccessful, definitive notes will be printed and delivered. In addition, Doral Financial, in its sole discretion and without the consent of any other person, may terminate the services of DTC as securities depository with respect to the notes if Doral Financial determines that Beneficial Owners of such notes shall be able to obtain definitive notes. In such event, definitive notes will be printed and delivered as provided in the Senior Indenture and registered in accordance with the instructions of the Beneficial Owners.

     So long as Cede & Co., as nominee of DTC (or any other nominee of DTC), is the registered owner of the notes, all references herein to the holders of notes or registered owners of the notes shall mean Cede & Co., or such other nominee, in the capacity of nominee for DTC, and shall not mean the Beneficial Owners of the notes.

     When reference is made to any action which is required or permitted to be taken by the Beneficial Owners, such reference shall only relate to those permitted to act (by statute, regulation or otherwise) on behalf of such Beneficial Owners for such purposes. When notices are given, they shall be sent by Doral Financial or the Trustee to DTC only.

     For every registration of transfer or exchange of the book-entry notes, the Beneficial Owner may be charged a sum sufficient to cover any tax, fee or other governmental charge that may be imposed in relation thereto.

     DORAL FINANCIAL AND THE TRUSTEE SHALL HAVE NO RESPONSIBILITY OR OBLIGATION TO ANY PARTICIPANT OR ANY BENEFICIAL OWNER WITH RESPECT TO (1) THE ACCURACY OF ANY RECORDS MAINTAINED BY DTC OR ANY DIRECT PARTICIPANT OR INDIRECT PARTICIPANT, AS DESCRIBED ABOVE; (2) THE PAYMENT OR TIMELINESS OF PAYMENT BY

DTC OR ANY DIRECT PARTICIPANT OR INDIRECT PARTICIPANT OF ANY AMOUNT DUE TO ANY BENEFICIAL OWNER IN RESPECT OF THE PRINCIPAL AMOUNT OR REDEMPTION PREMIUM, IF ANY, OR INTEREST ON THE NOTES; (3) THE DELIVERY OR TIMELINESS OF DELIVERY BY DTC OR ANY DIRECT PARTICIPANT OR INDIRECT PARTICIPANT OF ANY NOTICE TO ANY BENEFICIAL OWNER WHICH IS REQUIRED OR PERMITTED UNDER THE TERMS OF THE SENIOR INDENTURE TO BE GIVEN TO NOTEHOLDERS; (4) THE SELECTION OF THE BENEFICIAL OWNERS TO RECEIVE PAYMENT IN THE EVENT OF ANY PARTIAL REDEMPTION OF THE NOTES; OR (5) ANY CONSENT GIVEN OR OTHER ACTION TAKEN BY DTC AS NOTEHOLDER.

     Exchange for Definitive Notes and Paying Agents.  If:

          (a) DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by Doral Financial within 90 days,

          (b) Doral Financial executes and delivers to the trustee a company order to the effect that the global notes shall be exchangeable, or

          (c) an event of default has occurred and is continuing with respect to the notes,

the global note or global notes will be exchangeable for notes in certificated form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples of $1,000. The certificated notes will be registered in the name or names as DTC instructs the Trustee. It is expected that instructions may be based upon directions received by DTC from Participants with respect to ownership of beneficial interests in global notes.

     The Senior Indenture provides for the replacement of a mutilated, lost, stolen or destroyed definitive note, so long as the applicant furnishes to Doral Financial and the Trustee such security or indemnity and such evidence of ownership as they may require.

     Payment of principal of the definitive notes will be made only against surrender of the note to one of Doral Financial's paying agents. Payments of interest, other than interest due on maturity, will be made by mailing checks to the address of the holder appearing in the register of note holders maintained by the Trustee, as note registrar, or if at least $10,000,000 aggregate principal amount of notes are registered in the name of a holder, in immediately available funds by wire transfer to the account designated by the holder.

     The holders of definitive notes will be able to transfer their notes, in whole or in part, by surrendering the notes for registration of transfer at the office of the Trustee, duly endorsed by or accompanied by a written instrument of transfer in form satisfactory to Doral Financial and the Trustee. A form of such instrument of transfer will be obtainable at the offices of the Trustee. Upon surrender, Doral Financial will execute, and the Trustee will authenticate and deliver new notes to the designated transferee in the amount being transferred, and a new note for any amount not being transferred will be issued to the transferor. Doral Financial will not charge any fee for the registration of transfer or exchange, except that Doral Financial may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

REDEMPTION OF NOTES

     Mandatory Redemption Upon an Event of Taxability. Doral Financial must redeem the notes in whole at a price equal to the principal amount of the notes amount plus accrued and unpaid interest to the redemption date upon the occurrence of an Event of Taxability. An Event of Taxability is defined as the failure of Doral Financial to deliver to the Trustee, no later than the 120th day after the close of each of its taxable years, a report prepared by its independent accountants stating that they agree with Doral Financial's assertion that interest paid or payable on the notes during the immediately preceding taxable year constituted income from sources within Puerto Rico under the general source of income rules of the United States Internal Revenue Code, as in effect on the date of issuance of the notes.

     Under current federal tax laws, interest on the notes will be considered from Puerto Rico sources if (1) Doral Financial is engaged in trade or business in Puerto Rico during each taxable year when interest on the notes is paid, (2) Doral Financial derives more than 20% of its gross income from Puerto Rico sources for the three year period ending with the close of Doral Financial's taxable year immediately preceding the payment of interest on the notes, and (3) interest on the notes is not treated as paid by a trade or business conducted by Doral Financial outside Puerto Rico (the "Source of Income Requirements").

     Doral Financial has derived more than 20% of its gross income from its business operations in Puerto Rico every year since its incorporation in 1972. However, the Senior Indenture does not restrict the ability of Doral Financial to enter into reorganizations, mergers or other corporate transactions or conduct its business in a way that may cause interest on the notes to no longer constitute income from Puerto Rico sources.

     Doral Financial is not required to make any additional payments on the notes if a holder of the notes is required to pay U.S. income taxes as a result of an Event of Taxability. In addition, Doral Financial is not required to redeem the notes if interest on the notes ceases to be exempt from U.S. income taxes as a result of a change in law.

     In connection with the issuance of notes, Doral Financial has covenanted to cause its independent accountants to submit, no later than the 120th day after the end of each year, a report stating whether, in connection with their audit of Doral Financial, they concluded that Doral Financial's assertion that it met the Source of Income Requirements for that period is correct.

     Notice and Effect of Redemption; Partial Redemption. If Doral Financial is required to redeem the notes prior to maturity, it will mail a notice of redemption to the holders of the notes not less than 45 days and not more than 60 days before the redemption occurs.

     Unless Doral Financial defaults in the payment of the redemption price, interest will cease to accrue after the redemption date on notes called for redemption and all rights of holders of notes called for redemption will terminate except for the right to receive the redemption price.

NOTICES

     Notices to holders of the notes will be made by first class mail, postage prepaid, to DTC, or if the book-entry only system is discontinued as described above, by first class mail to the registered holders of the notes to the addresses that appear on the register of Doral Financial.

                              PLAN OF DISTRIBUTION

     Doral Financial is offering the notes for sale directly to the Puerto Rico Conservation Trust Fund, a Puerto Rico charitable trust, at a price equal to
     % of the principal amount of notes. Doral Financial will pay a commission
of      % of the principal amount of the notes to Popular Securities, Inc., as agent in the sale of the notes to the Conservation Trust.

     The following table shows the per note and total commissions to be paid to Popular Securities, Inc. as well as the proceeds received by Doral Financial from the offering, before deducting expenses:

                                                              Per Note      Total
                                                              --------   -----------
Public Offering Price.......................................         %   $
Agent's Commission..........................................         %   $
Proceeds to Doral Financial (before expenses)...............         %   $

     As described in the offering circular of the Conservation Trust, dated
April   , 2002, to which this prospectus supplement is attached, the
Conservation Trust will obtain the funds to purchase the notes from the sale to the public of non-recourse debt obligations of the Conservation Trust (the "CT Notes"). The CT Notes will be payable solely from amounts payable by Doral Financial on the notes and the notes will be pledged as collateral to the trustee of the CT Notes.

     Doral Financial reserves the right to withdraw, cancel or modify the offer made by this prospectus supplement without notice.

     The notes are a new issue of securities with no established trading market. Doral Financial does not intend to list the notes for trading on any securities exchange or quotation system. Doral Financial cannot give any assurance that there will be a secondary market for the notes.

     The agent may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended. Doral Financial has agreed to indemnify the agent against or to make contributions relating to, certain civil liabilities under the Securities Act, or to contribute to payments the agent may be required to make in respect thereof. Doral Financial has agreed to reimburse the agent for certain expenses.

     Popular Securities and its affiliates have from time to time been customers of, engaged in transactions with, or performed services for, Doral Financial and its subsidiaries in the ordinary course of business. Such persons may continue to do business with Doral Financial in the future. In addition, Popular, Inc., the parent company of Popular Securities, Inc., owns shares of common stock that equal approximately 4.4% of Doral Financial's outstanding Common Stock.

                                 LEGAL MATTERS

     The validity of the notes offered hereby will be passed upon for Doral Financial by Pietrantoni Mendez & Alvarez LLP, San Juan, Puerto Rico as to matters of the laws of Puerto Rico and by Brown & Wood LLP as to matters of New York law. Certain legal matters will be passed upon for the agent by O'Neill & Borges, San Juan, Puerto Rico. As of the date of this prospectus supplement, partners of Pietrantoni Mendez & Alvarez LLP owned, in the aggregate, approximately 2,000 shares of Common Stock of Doral Financial.

                                    EXPERTS

     The consolidated financial statements of Doral Financial as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, incorporated by reference into this prospectus supplement from Doral Financial's Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

                          DORAL FINANCIAL CORPORATION

                             (DORAL FINANCIAL LOGO)

MAY OFFER
                                  $300,000,000

                                Debt Securities
                                Preferred Stock

--------------------------------------------------------------------------------

     Doral Financial will provide the specific terms of these securities in supplements
    to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

   INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING
                         ON PAGE 6 OF THIS PROSPECTUS.

--------------------------------------------------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR COMMONWEALTH OF PUERTO RICO SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT DEPOSITS OR SAVINGS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

     Doral Financial may sell these securities directly or through one or more agents. The agents are not required to sell any specific number or amount of securities.

     Doral Financial may use this prospectus in the initial sale of any security. In addition, Doral Financial or its affiliates may use this prospectus in a market-making transaction in any security after its initial sale. Unless Doral Financial or its agent informs the purchaser otherwise. This prospectus is being used in a market-making transaction.

                   This prospectus is dated November 13, 2001

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
SUMMARY....................................    3
RISK FACTORS...............................    6
  Fluctuations in Interest Rates May Hurt
    Doral Financial's Business.............    6
  Doral Financial May Suffer Losses From
    Mortgage Loans It Holds Pending Sale or
    That It Sells But for Which It Retains
    All or a Portion of the Credit Risk....    7
  Doral Financial is Subject to Default
    Risk in Connection with the Loans It
    Originates for Its Own Portfolio.......    7
  Increases in Doral Financial's
    Originations of Construction and
    Commercial Loans Have Increased Doral
    Financial's Credit Risk................    7
  Doral Financial is Exposed to Greater
    Risk Because Its Business is
    Concentrated in Puerto Rico............    7
  Doral Financial is Subject to Risks in
    Servicing Loans for Others.............    8
  Competition with Other Financial
    Institutions Could Adversely Affect the
    Profitability of Doral Financial's U.S.
    Operations.............................    8
  Changes in Statutes and Regulations Could
    Adversely Affect Doral Financial.......    8
DORAL FINANCIAL............................    8
USE OF PROCEEDS............................   10
DESCRIPTION OF DEBT SECURITIES.............   10
  General..................................   10
  Denominations............................   11
  Subordination............................   11
  Limitations on Liens and Disposition of
    Stock of Principal Mortgage Banking
    Subsidiaries...........................   13

                                             PAGE
                                             ----
  Consolidation, Merger or Sale............   14
  Modification of Indentures...............   15
  Events of Default........................   15
  Covenants................................   16
  Payment and Transfer.....................   16
  Global Securities........................   17
  Defeasance...............................   17
  The Trustee..............................   17
DESCRIPTION OF PREFERRED STOCK.............   18
  General..................................   18
  Rank.....................................   19
  Dividends................................   19
  Conversion or Exchange...................   20
  Redemption...............................   20
  Liquidation Preference...................   20
  Voting rights............................   21
DESCRIPTION OF CAPITAL STOCK...............   21
  Authorized Capital.......................   21
  Common Stock.............................   22
  Preferred Stock..........................   22
PLAN OF DISTRIBUTION.......................   23
  By Agents................................   24
  By Underwriters..........................   24
  Direct Sales.............................   25
  Structured Financings....................   25
  Participation of Doral Securities........   25
  General Information......................   25
PLAN OF DISTRIBUTION FOR MARKET-MAKING
  RESALES BY AFFILIATES....................   25
WHERE YOU CAN FIND MORE
INFORMATION................................   26
LEGAL OPINIONS.............................   27
EXPERTS....................................   27

                                    SUMMARY

     This summary provides a brief overview of the key aspects of Doral Financial and the most significant terms of the offered securities. For a more complete understanding of the terms of the offered securities, before making your investment decision, you should carefully read:

    - this prospectus, which explains the general terms of the securities that Doral Financial may offer;

    - the accompanying prospectus supplement, which (1) explains the specific terms of the securities being offered and (2) updates and changes information in this prospectus; and

    - the documents referred to in "Where You Can Find More Information" on page 26 for information on Doral Financial, including its financial statements.

                                DORAL FINANCIAL

     Doral Financial is a bank holding company engaged in banking, mortgage banking, broker-dealer, insurance agency and investment banking activities. Doral Financial's business activities are principally conducted in Puerto Rico and in the New York City metropolitan area.

     Doral Financial's principal executive offices are located at 1159 Franklin
D. Roosevelt Avenue, San Juan, Puerto Rico, and its telephone number is (787) 749-7100.

                              THE SECURITIES DORAL
                              FINANCIAL MAY OFFER

     Doral Financial may use this prospectus to offer up to $300,000,000 of:

    - debt securities; and

    - preferred stock.

A prospectus supplement will describe the specific types, amounts, prices and detailed terms of any of these offered securities.

                                DEBT SECURITIES

     The debt securities are unsecured general obligations of Doral Financial in the form of senior or subordinated debt. The senior debt will have the same rank as all of Doral Financial's other unsecured and unsubordinated debt. The subordinated debt will be subordinated to all Senior Indebtedness and Other Financial Obligations, as these terms are defined below under "Description of Debt Securities -- Subordination."

     The senior and subordinated debt will be issued under separate indentures between Doral Financial and Bankers Trust Company, as trustee. Below are summaries of the general features of the debt securities from these indentures. For a more detailed description of these features, see "Description of Debt Securities" below. You are also encouraged to read the indentures, which are filed as exhibits to the registration statement of which this prospectus is a part. You can receive copies of these documents by following the directions on page 26.

                          GENERAL INDENTURE PROVISIONS
                            THAT APPLY TO SENIOR AND
                          SUBORDINATED DEBT SECURITIES

     - The indentures do not limit the amount of debt that Doral Financial may issue or provide holders any protection should there be a highly leveraged transaction, recapitalization or restructuring involving Doral Financial. However, the senior debt indenture does limit Doral Financial's ability to sell, transfer or pledge the stock of any mortgage banking subsidiary that meets the financial thresholds in the indenture. These thresholds are described below under "Description of Debt Securities."

     - Each indenture allows for different types of debt securities, including indexed securities, to be issued in series.

     - The indentures allow Doral Financial to merge or consolidate with another company, or sell all or substantially all of its assets to another company. If any of these events occur, the other company would be required to assume Doral Financial's responsibilities for the debt securities. Unless the transaction results in an event of default, Doral Financial will be released from all liabilities and obligations under the debt securities when the successor company assumes Doral Financial's responsibilities.

    - The indentures provide that holders of a majority of the total principal amount of the senior debt securities and holders of a majority of the total principal amount of the subordinated debt securities outstanding in any series may vote to change Doral Financial's obligations or your rights concerning those securities. However, some changes to the financial terms of a security, including changes in the payment of principal or interest on that security or the currency of payment, cannot be made unless every holder of that security consents to the change.

    - Doral Financial may satisfy its obligations under the senior debt securities or be released from its obligation to comply with the limitations discussed above at any time by depositing sufficient amounts of cash or U.S. government securities with the trustee to pay Doral Financial's obligations under the particular senior debt securities when due.

    - The indentures govern the actions of the trustee with regard to the debt securities, including when the trustee is required to give notices to holders of the securities and when lost or stolen debt securities may be replaced.

                             EVENTS OF DEFAULT THAT
                              APPLY TO SENIOR DEBT

     The events of default specified in the senior debt indenture include:

    - failure to pay required interest for 30 days;

    - failure to pay principal when due;

    - failure to make a required sinking fund payment when due;

    - failure to perform other covenants for 90 days after notice;

    - acceleration of the senior debt securities of any other series or any indebtedness for borrowed money of Doral Financial and certain subsidiaries, in each case exceeding $5,000,000 in an aggregate principal amount; and

    - certain events of insolvency, bankruptcy or reorganization involving Doral Financial and certain subsidiaries, whether voluntary or not.

                             EVENTS OF DEFAULT THAT
                           APPLY TO SUBORDINATED DEBT

     The only events of default specified in the subordinated debt indenture are certain events of insolvency, bankruptcy or reorganization involving Doral Financial.

                                    REMEDIES

     If there were an event of default, the trustee or holders of 25% of the principal amount of debt securities outstanding in a series could demand that the principal be paid immediately. However, holders of a majority in principal amount of the securities in that series could rescind that acceleration of the debt securities.

     The subordinated debt indenture does not provide for any right of acceleration of the payment of principal of a series of subordinated debt securities upon a default in the payment of principal or interest or in the performance of any covenant or agreement in the subordinated debt securities or in the subordinated debt indenture. However, in the event of a default in the payment of principal or interest, the holder of any debt security shall have the right to institute a suit for the collection of such overdue payment.

                                PREFERRED STOCK

     Doral Financial may issue preferred stock with various terms to be established by its board of directors or a committee designated by the board. Each series of preferred stock will be more fully described in the particular prospectus supplement that will accompany this prospectus, including redemption provisions, rights in the event of liquidation, dissolution or winding up of Doral Financial, voting rights and conversion rights.

     Generally, each series of preferred stock will rank on an equal basis with each other series of preferred stock and will rank prior to Doral Financial's common stock. The prospectus supplement will also describe how and when dividends will be paid on the series of preferred stock.

                           RATIO OF EARNINGS TO FIXED
                         CHARGES AND RATIO OF EARNINGS
                         TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

     The following table shows (1) the ratio of earnings to fixed charges and
(2) the ratio of earnings to combined fixed charges and preferred stock dividends of Doral Financial for each of the five most recent fiscal years and for the six months ended June 30, 2001. The ratio of earnings to fixed charges is a measure of Doral Financial's ability to generate earnings to pay the fixed expenses of its debt. The ratio of earnings to combined fixed charges and preferred stock dividends is a measure of Doral Financial's ability to generate earnings to pay the fixed expenses of its debt and dividends on its preferred stock.

     These computations include Doral Financial and its subsidiaries. For purposes of computing these ratios, earnings consist of pre-tax income from continuing operations plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs and Doral Financial's estimate of the interest component of rental expense. Ratios are presented both including and excluding interest on deposits. The term "preferred stock dividends" is the amount of pre-tax earnings that is required to pay dividends on Doral Financial's outstanding preferred stock.

                                                              SIX MONTHS
                                                                ENDED
                                                               JUNE 30,          YEAR ENDED DEC. 31,
                                                              ----------   --------------------------------
                                                                 2001      2000   1999   1998   1997   1996
                                                              ----------   ----   ----   ----   ----   ----
Ratio of Earnings to Combined Fixed Charges
  Including Interest on Deposits............................     1.43x     1.33x  1.46x  1.51x  1.61x  1.66x
  Excluding Interest on Deposits............................     1.57x     1.41x  1.59x  1.61x  1.72x  1.75x
Ratio of Earnings to Combined Fixed Charges and Preferred
  Stock Dividends
  Including Interest on Deposits............................     1.39x     1.29x  1.41x  1.50x  1.60x  1.66x
  Excluding Interest on Deposits............................     1.50x     1.37x  1.52x  1.59x  1.72x  1.75x

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus, including the information incorporated by reference in this prospectus, before deciding to invest in any of the offered securities.

FLUCTUATIONS IN INTEREST RATES MAY HURT DORAL FINANCIAL'S BUSINESS

     Interest rate fluctuations is the primary market risk affecting Doral Financial. Changes in interest rates affect the following areas of its business:

        - the number of mortgage loans it originates and purchases;

        - the interest income it earns on loans and securities;

        - its gain on the sale of loans;

        - the value of its securities holdings; and

        - the value of its servicing asset and interest-only strips.

     Increases in Interest Rates Reduce Demand for Mortgage Loan Originations and Refinancings. Higher interest rates increase the cost of mortgage loans to consumers and therefore reduce demand for mortgage loans. Reduced demand for mortgage loans negatively impacts Doral Financial's profits because it results in reduced loan originations by Doral Financial and lower mortgage origination income. Demand for refinance loans is particularly sensitive to increases in interest rates. Doral Financial has for many years relied on refinance loans for a large portion of its mortgage loan production.

     Increases in Interest Rates Reduce Net Interest Income. Increases in short-term interest rates reduce net interest income, which makes up an important part of Doral Financial's earnings. Net interest income is the difference between the interest received by Doral Financial on its assets and the interest paid on its borrowings. Most of Doral Financial's assets, like its mortgage loans and mortgage-backed securities, are long-term assets with fixed interest rates. In contrast, most of Doral Financial's borrowings are short-term. When interest rates rise, Doral Financial must pay more in interest while interest earned on its assets does not rise as quickly. This causes profits to decrease.

     Increases in Interest Rates May Reduce or Eliminate Gain on Sale of Mortgage Loans. If long-term interest rates increase between the time Doral Financial commits to or establishes an interest rate on a mortgage loan and the time it sells the loan, Doral Financial may realize a reduced gain or a loss on such sale.

     Increases in Interest Rates May Reduce the Value of Mortgage Loans and Securities' Holdings. Increases in interest rates may reduce the value of Doral Financial's financial assets and have an adverse impact on its earnings and financial condition. Doral Financial owns a substantial portfolio of mortgage loans, mortgage-backed securities and other debt securities with fixed interest rates. The market value of an obligation with a fixed interest rate generally decreases when prevailing interest rates rise.

     Decreases in Interest Rates May Adversely Affect Value of Doral Financial's Servicing Asset and Interest Only Strips. Decreases in interest rates lead to increases in the prepayment of mortgages by borrowers, which may reduce the value of Doral Financial's servicing asset and interest only strips, or IOs. The servicing asset is the estimated present value of the fees Doral Financial expects to receive on the mortgages it services over their expected term. IOs are the estimated present value of cash flows Doral Financial expects to receive in the future on the economic interest it retains in loans sold or securitized. Doral Financial records the value of its servicing asset and IOs on its financial statements based on what other financial institutions have paid for similar servicing rights or IOs in recent unrelated transactions. If prepayments increase above expected levels, the value of Doral Financial's servicing asset and IOs will decrease. Doral Financial may be required to recognize this decrease in value by taking a charge against its earnings. As of June 30, 2001, the unamortized value of the servicing asset and IOs recorded on Doral Financial's financial statements was $152.7 million and $182.9 million, respectively.

DORAL FINANCIAL MAY SUFFER LOSSES FROM MORTGAGE LOANS IT HOLDS PENDING SALE OR THAT IT SELLS BUT FOR WHICH IT RETAINS ALL OR A PORTION OF THE CREDIT RISK

     Doral Financial is generally at risk for mortgage loan defaults from the time it funds a loan until the time such loan is sold or securitized into a mortgage-backed security. Doral Financial also often retains all or part of the credit risk on sales of mortgage loans that do not qualify for GNMA, FNMA or FHLMC sale or exchange programs and consequently may suffer losses on these loans. Doral Financial suffers losses on these loans when the proceeds from a foreclosure sale of the property underlying a defaulted mortgage loan are less than the outstanding principal balance of the loan and the costs of holding and disposing of the related property.

DORAL FINANCIAL IS SUBJECT TO DEFAULT RISK IN CONNECTION WITH THE LOANS IT ORIGINATES FOR ITS OWN PORTFOLIO

     Doral Financial is subject to the risk of loss from loan defaults and foreclosures with respect to the loans originated for its own portfolio, including those loans originated by its banking subsidiaries for investment. Doral Financial establishes provisions for loan losses, which are charged to operations, in order to maintain its allowance for loan losses at a level which management deems to be appropriate based upon management's assessment of prior loss experience, the volume and type of lending being conducted, industry standards, past due loans, general economic conditions in its market area and other factors related to the collectibility of the loan portfolio. Although Doral Financial's management utilizes its best judgment in providing for loan losses, there can be no assurance that management has accurately estimated the level of future loan losses or that Doral Financial will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons beyond its control. Any such increases in Doral Financial's provisions for loan losses or any loan losses in excess of its provisions for loan losses could have a negative impact on Doral Financial's future financial condition and results of operations.

INCREASES IN DORAL FINANCIAL'S ORIGINATIONS OF CONSTRUCTION AND COMMERCIAL LOANS HAVE INCREASED DORAL FINANCIAL'S CREDIT RISK

     Doral Financial's increase in originations of construction loans and mortgage loans secured by income producing residential buildings and commercial properties has increased the credit risks that Doral Financial faces. These types of loans involve greater credit risks than residential mortgage loans because they are larger in size and concentrate more risk in a single borrower. The properties securing these loans are also harder to dispose of in foreclosure.

DORAL FINANCIAL IS EXPOSED TO GREATER RISK BECAUSE ITS BUSINESS IS CONCENTRATED IN PUERTO RICO

     Doral Financial's business activities and credit exposure are concentrated in Puerto Rico. Consequently, its financial condition and results of operations are highly dependent on economic conditions in Puerto Rico. Adverse political or economic developments or nature-related occurrences, such as hurricanes, could result in a downturn in loan originations, an increase in the level of nonperforming assets, an increase in the rate of foreclosure loss on mortgage loans and a reduction in the value of Doral Financial's loans and loan servicing portfolio, all of which would negatively affect Doral Financial's profitability.

DORAL FINANCIAL IS SUBJECT TO RISKS IN SERVICING LOANS FOR OTHERS

     Doral Financial's profitability may also be adversely affected by mortgage loan delinquencies and defaults on mortgage loans that it services for third parties. Under many of its servicing contracts, Doral Financial must forward all or part of the scheduled payments to the owner of a mortgage loan, even when mortgage loan payments are delinquent. In addition, in order to protect their liens on mortgaged properties, owners of mortgage loans usually require that Doral Financial, as servicer, pay mortgage and hazard insurance and tax payments on schedule even if sufficient escrow funds are not available. Doral Financial generally recovers its advances from the mortgage owner or from liquidation proceeds when the mortgage loan is foreclosed. However, in the interim, Doral Financial must absorb the cost of the funds it advances during the time the advance is outstanding. Doral Financial must also bear the increased costs of attempting to collect on delinquent and defaulted mortgage loans. In addition, if a default is not cured, the mortgage loan will be canceled as part of the foreclosure proceedings and Doral Financial will not receive any future servicing income with respect to that loan.

COMPETITION WITH OTHER FINANCIAL INSTITUTIONS COULD ADVERSELY AFFECT THE PROFITABILITY OF DORAL FINANCIAL'S U.S. OPERATIONS

     Doral Financial will encounter greater competition as it expands its operations on the United States mainland. Many institutions with which Doral Financial competes on the U.S. mainland have significantly greater assets, capital, name recognition and other resources. As a result, many of Doral Financial's competitors on the U.S. mainland have advantages in conducting certain businesses and providing certain services. Increased competition could force Doral Financial to increase the rates it offers on deposits or lower the rates it charges on loans and, consequently, could adversely affect the profitability of Doral Financial's U.S. operations.

CHANGES IN STATUTES AND REGULATIONS COULD ADVERSELY AFFECT DORAL FINANCIAL

     As a financial institution, Doral Financial is subject to extensive federal and local governmental supervision and regulation. Any change in regulation, whether by applicable regulators or as a result of legislation enacted by the United States Congress or by the applicable local legislatures, could have a substantial impact on Doral Financial's operations and profitability.

                                DORAL FINANCIAL

     Doral Financial Corporation is a bank holding company organized under the laws of the Commonwealth of Puerto Rico. Its main lines of business are described below.

        - Mortgage banking -- Doral Financial conducts its mortgage banking business in Puerto Rico primarily through a division of Doral Financial, HF Mortgage Bankers, and its subsidiaries, Doral Mortgage Corporation, Centro Hipotecario, Inc. and Sana Investment Mortgage Bankers, Inc. Doral Financial is the leading mortgage banking institution in Puerto Rico based on the volume of origination of first mortgage loans secured by single family residences and the size of its mortgage servicing portfolio. Doral Financial conducts mortgage banking activities in the mainland United States through Doral Mortgage and its indirect subsidiary, Doral Money, Inc. As of June 30, 2001, Doral Financial operated 45 mortgage banking offices in Puerto Rico and two offices on the United States mainland.

        - Banking services -- Doral Financial conducts its banking business in Puerto Rico through its commercial banking subsidiary, Doral Bank, which as of June 30, 2001 operated through 26 branches in Puerto Rico. It conducts its banking business in the New York City metropolitan area through its federal savings bank subsidiary, Doral Bank, FSB, which as of June 30, 2001 operated through two branches.

        - Securities services -- Doral Financial conducts its securities business in Puerto Rico through its broker-dealer subsidiary, Doral Securities, Inc. Doral Securities provides retail and institutional brokerage, financial advisory and investment banking services.

        - Insurance Agency -- Doral Financial conducts its insurance agency activities in Puerto Rico through Doral Insurance Agency, Inc., which commenced operations during December 2000.

     Because Doral Financial is a holding company, the claims of creditors and any preferred stockholders of Doral Financial's subsidiaries will have a priority over Doral Financial's equity rights and the rights of Doral Financial's creditors, including the holders of debt securities and preferred stockholders, to participate in the assets of the subsidiary upon the subsidiary's liquidation.

     Doral Financial's subsidiaries that operate in the banking and securities business can only pay dividends if they are in compliance with the applicable regulatory requirements of federal and state bank regulatory authorities and securities regulators. Doral Financial must also maintain the required capital levels of a bank holding company before it may pay dividends on its stock.

     There are various statutory and regulatory limitations on the extent to which Doral Bank, Doral Bank, FSB or any other banking subsidiary organized or acquired in the future (including a federal savings association) can finance or otherwise transfer funds to Doral Financial or its nonbanking subsidiaries, either in the form of loans, extensions of credit, investments or asset purchases.

        - Such transfers by any banking subsidiary to Doral Financial or any nonbanking subsidiary are limited to 10% of the banking subsidiary's capital and surplus, and with respect to Doral Financial and all such nonbanking subsidiaries taken as a whole, to an aggregate of 20% of the banking subsidiary's capital and surplus. For these purposes, capital stock and surplus includes the institution's total risk-based capital plus the balance of its allowance for loan losses not included in risk-based capital.

        - Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.

     In addition, there are regulatory limitations on the payment of dividends directly or indirectly to Doral Financial. Federal and Puerto Rico authorities also have the right to further limit the payment of dividends by banking subsidiaries.

     Under Federal Reserve Board policy, a bank holding company like Doral Financial is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each subsidiary bank. As a result of that policy, Doral Financial may be required to commit resources to support Doral Bank, Doral Bank, FSB or any other banking subsidiary created in the future in circumstances in which it might not do so absent such policy. In addition, capital loans by a bank holding company to its subsidiary depository institutions are subordinated in right of payment to deposits and to certain other indebtedness of the subsidiary depository institution. In the event of a bank holding company's bankruptcy, a commitment by a bank holding company to regulators to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to priority of payment.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, Doral Financial intends to use the net proceeds from the sale of the offered securities for general corporate purposes, which may include (1) funding its mortgage banking activities, (2) making capital contributions or extensions of credit to its existing and future banking and non-banking subsidiaries, (3) funding possible acquisitions of mortgage banking and other financial institutions, including those engaged in the insurance business and (4) repayment of outstanding borrowings. The precise amounts and timing of the application of proceeds will depend on various factors existing at the time of offering of the securities, including Doral Financial's subsidiaries' funding requirements. Until used, the proceeds may be temporarily invested in investment obligations. Doral Financial does not currently have any plans to use the proceeds from any offering for an acquisition or to repay outstanding borrowings.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities will be direct unsecured general obligations of Doral Financial and will be either senior or subordinated debt. The debt securities will be issued under separate indentures between Doral Financial and Bankers Trust Company. Senior debt securities will be issued under a senior debt indenture and subordinated debt securities will be issued under a subordinated debt indenture. The senior debt indenture and the subordinated debt indenture are sometimes referred to in this prospectus individually as an "indenture" and collectively as the "indentures." The forms of the indentures have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

     The following briefly summarizes the material provisions of the indentures and the debt securities, other than pricing and related terms disclosed in the accompanying prospectus supplement. The summary is not complete. You should read the more detailed provisions of the applicable indenture for provisions that may be important to you. So that you can easily locate these provisions, the numbers in parenthesis below refer to sections in the applicable indenture or, if no indenture is specified, to sections in each of the indentures. Whenever particular sections or defined terms of the applicable indenture are referred to, such sections or defined terms are incorporated into this prospectus by reference, and the statement in this prospectus is qualified by that reference.

GENERAL

     The senior debt securities will be unsecured and rank equally with all of Doral Financial's other senior and unsubordinated debt. The subordinated debt securities will be unsecured and will be subordinated to all of Doral Financial's Senior Indebtedness (as defined below under "-- Subordination"). In certain events of insolvency, the subordinated debt securities will also be subordinated to all of Doral Financial's Other Financial Obligations (as defined below under "-- Subordination"). As of June 30, 2001, Doral Financial had approximately $2.8 billion of Senior Indebtedness and Other Financial Obligations outstanding.

     A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - The title of the debt securities and whether the debt securities will be senior or subordinated debt;

     - The total principal amount of the debt securities;

     - The percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

     - The dates on which the principal of the debt securities will be payable;

     - The interest rate which the debt securities will bear, or the method for determining the rate, and the interest payment dates for the debt securities;

     - Any mandatory or optional redemption provisions;

     - Any sinking fund or other provisions that would obligate Doral Financial to repurchase or otherwise redeem the debt securities;

     - Any provisions granting special rights to holders when a specified event occurs;

     - Any changes to or additional events of defaults or covenants;

     - Any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

     - Any other terms of the debt securities.

     The indentures do not limit the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by Doral Financial and may be in any currency or currency unit designated by Doral Financial. (Sections 3.01 and 3.03.)

     The terms on which a series of debt securities may be converted into or exchanged for other securities of Doral Financial will be set forth in the prospectus supplement relating to each series. Such terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of Doral Financial. The terms may include provisions pursuant to which the securities of Doral Financial to be received by the holders of such series of debt securities may be adjusted.

DENOMINATIONS

     Unless otherwise provided in the accompanying prospectus supplement, debt securities will be issued in registered form in denominations of $1,000 each and any multiples thereof. (Section 3.02.)

SUBORDINATION

     Under the subordinated debt indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). The subordinated debt indenture provides that no payment of principal, interest or any premium on the subordinated debt securities may be made unless Doral Financial pays in full the principal, interest, any premium or any other amounts on any Senior Indebtedness then due. Also, no payment of principal, interest or any premium on the subordinated debt securities may be made if there shall have occurred and be continuing an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

     If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to Doral Financial, then all Senior Indebtedness must be paid in full before any payment may be made to any holders of subordinated debt securities. If after payment of the Senior Indebtedness there remains any amounts available for distribution and any person entitled to payment pursuant to the terms of Other Financial Obligations has not been paid in full all amounts due or to become due on the Other Financial Obligations, then these remaining amounts shall first be used to pay in full the Other Financial Obligations before any payment may be made to the holders of subordinated debt securities. Holders of subordinated debt securities must deliver any payments received by them to the holders of Senior Indebtedness and Other Financial Obligations until all Senior Indebtedness and Other Financial Obligations are paid in full. (Subordinated debt indenture, Section 16.02.)

     The subordinated debt indenture will not limit the amount of Senior Indebtedness and Other Financial Obligations that Doral Financial may incur.

     "Senior Indebtedness" means any of the following, whether incurred before or after the execution of the subordinated debt indenture:

     (1) all obligations of Doral Financial for the repayment of borrowed money,

     (2) all obligations of Doral Financial for the deferred purchase price of property, but excluding trade accounts payable in the ordinary course of business,

     (3) all capital lease obligations of Doral Financial, and

     (4) all obligations of the type referred to in clauses (1) through (3) of other persons that Doral Financial has guaranteed or that is otherwise its legal liability;

     but Senior Indebtedness does not include:

        (a) the subordinated debt securities; and

        (b) indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the subordinated debt securities.

     "Other Financial Obligations" means all obligations of Doral Financial to make payment pursuant to the terms of financial instruments, such as:

     (1) securities contracts and foreign currency exchange contracts,

     (2) derivative instruments, like swap agreements, cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts and commodity option contracts, and

     (3) similar financial instruments;

     but Other Financial Obligations does not include:

        (a) Senior Indebtedness, and

        (b) indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the subordinated debt securities.

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

LIMITATIONS ON LIENS AND DISPOSITION OF STOCK OF PRINCIPAL MORTGAGE BANKING SUBSIDIARIES

     The senior debt indenture provides that Doral Financial will not, and will not permit any Subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed if such indebtedness is secured by a pledge of, lien on, or security interest in any shares of Voting Stock of any Principal Mortgage Banking Subsidiary, without providing that each series of senior debt securities and, at Doral Financial's option, any other senior indebtedness ranking equally with the senior debt securities, shall be secured equally and ratably with such indebtedness. This limitation shall not apply to indebtedness secured by a pledge of, lien on or security interest in any shares of Voting Stock of any corporation at the time it becomes a Principal Mortgage Banking Subsidiary. (Senior debt indenture, Section 12.06.)

     The senior debt indenture also provides that Doral Financial will not sell, assign, transfer or otherwise dispose of any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock (other than directors' qualifying shares) of any Principal Mortgage Banking Subsidiary and will not permit any Principal Mortgage Banking Subsidiary to issue (except to Doral Financial) any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of any Principal Mortgage Banking Subsidiary, except for sales, assignments, transfers or other dispositions that:

     - are for fair market value on the date thereof, as determined by the board of directors of Doral Financial (which determination shall be conclusive) and, after giving effect to such disposition and to any possible dilution, Doral Financial will own not less than 80% of the shares of Voting Stock of such Principal Mortgage Banking Subsidiary then issued and outstanding free and clear of any security interest;

     - are made in compliance with an order of a court or regulatory authority of competent jurisdiction, as a condition imposed by any such court or authority permitting the acquisition by Doral Financial, directly or indirectly, of any other mortgage banking institution or entity the activities of which are legally permissible for a bank holding company or a subsidiary thereof to engage in, or as an undertaking made to such authority in connection with such an acquisition;

     - are made where such Principal Mortgage Banking Subsidiary, having obtained any necessary regulatory approvals, unconditionally guarantees payment when due of the principal of and premium, if any, and interest on the debt securities; or

     - are made to Doral Financial or any wholly-owned subsidiary if such wholly-owned subsidiary agrees to be bound by this covenant and Doral Financial agrees to maintain such wholly-owned subsidiary as a wholly-owned subsidiary.

     Notwithstanding the foregoing, any Principal Mortgage Banking Subsidiary may be merged into or consolidated with another mortgage banking institution organized if, after giving effect to such merger or consolidation, Doral Financial or any wholly-owned subsidiary owns at least 80% of the Voting Stock of such other mortgage banking institution then issued and outstanding free and clear of any security interest and if, immediately after giving effect thereto and treating any such resulting institution thereafter as a Principal Mortgage Banking Subsidiary and as a Subsidiary for purposes of the senior debt indenture, no event of default, and no event that, after the giving of notice or lapse of time or both, would become an event of default under the senior debt indenture, has occurred and is continuing.

     The subordinated debt indenture does not contain any of the foregoing limitations on the creation of liens or disposition of Principal Mortgage Banking Subsidiaries and these limitations are not for the benefit of any series of subordinated debt securities.

     "Principal Mortgage Banking Subsidiary" means a Subsidiary, including its Subsidiaries, that is principally engaged in the mortgage banking business and meets any of the following conditions:

     - Doral Financial's and its other Subsidiaries' investments in and advances to the Subsidiary exceed 30 percent of the total assets of Doral Financial and its Subsidiaries consolidated as of the end of the most recently completed fiscal year;

     - Doral Financial's and its other Subsidiaries' proportionate share of the total assets of the Subsidiary after intercompany eliminations exceeds 30 percent of the total assets of Doral Financial and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; or

     - Doral Financial's and its other Subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the Subsidiary exceeds 30 percent of such income of Doral Financial and its Subsidiaries consolidated for the most recently completed fiscal year.

     "Principal Mortgage Banking Subsidiary" does not include, however, any Subsidiary that is a bank or savings association unless Doral Financial transfers to such bank or savings association the mortgage banking business conducted by Doral Mortgage Corporation or Doral Financial's HF Mortgage Bankers Division as of the date of this prospectus.

     "Subsidiary" means any corporation of which securities entitled to elect at least a majority of the corporation's directors shall at the time be owned, directly or indirectly, by Doral Financial, and/or one or more Subsidiaries.

     "Voting Stock" means capital stock the holders of which have general voting power under ordinary circumstances to elect at least a majority of the board of directors of a corporation, except capital stock that carries only the right to vote conditioned on the happening of an event regardless of whether such event shall have happened. (Senior debt indenture, Sections 1.01, 12.06 and 12.07.)

CONSOLIDATION, MERGER OR SALE

     Each indenture generally permits a consolidation or merger between Doral Financial and another corporation. They also permit Doral Financial to sell all or substantially all of its property and assets. If this happens, the remaining or acquiring corporation shall assume all of Doral Financial's responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities and performance of the covenants in the indentures.

     However, Doral Financial will only consolidate or merge with or into any other corporation or sell all or substantially all of its assets according to the terms and conditions of the indentures. The remaining or acquiring corporation will be substituted for Doral Financial in the indentures with the same effect as if it had been an original party to the indenture. Thereafter, the successor corporation may exercise Doral Financial's rights and powers under any indenture, in Doral Financial's name or in its own name. Any act or proceeding required or permitted to be done by Doral Financial's board of directors or any of its officers may be done by the board or officers of the successor corporation. If Doral Financial merges with or into any other corporation or sells all or substantially all of its assets, it shall be released from all liabilities and obligations under the indentures and under the debt securities. (Sections 10.01 and 10.02.)

MODIFICATION OF INDENTURES

     Under each indenture, Doral Financial's rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Sections
11.01 and 11.02.)

EVENTS OF DEFAULT

     The senior debt indenture provides that an "event of default" regarding any series of senior debt securities will be any of the following:

     - failure to pay interest on any debt security of such series for 30 days;

     - failure to pay the principal or any premium on any debt security of such series when due;

     - failure to deposit any sinking fund payment when due by the terms of a debt security of such series;

     - failure to perform any other covenant in the indenture that continues for 90 days after being given written notice;

     - acceleration of the senior debt securities of any other series or any other indebtedness for borrowed money of Doral Financial or any Significant Subsidiary (as defined below), in each case exceeding $5,000,000 in aggregate principal amount;

     - certain events involving bankruptcy, insolvency or reorganization of Doral Financial or any Significant Subsidiary; or

     - any other event of default included in any indenture or supplemental indenture. (Section 5.01.)

     "Significant Subsidiary" means a Subsidiary, including its Subsidiaries, that meets any of the following conditions:

     - Doral Financial's and its other Subsidiaries' investments in and advances to the Subsidiary exceed 10 percent of the total assets of Doral Financial and its Subsidiaries consolidated as of the end of the most recently completed fiscal year;

     - Doral Financial's and its other Subsidiaries' proportionate share of the total assets of the Subsidiary after intercompany eliminations exceeds 10 percent of the total assets of Doral Financial and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; or

     - Doral Financial's and its other Subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the Subsidiary exceeds 10 percent of such income of Doral Financial and its Subsidiaries consolidated for the most recently completed fiscal year.

     The subordinated debt indenture provides that an "event of default" regarding any series of subordinated debt securities will occur only upon certain events involving bankruptcy, insolvency or reorganization of Doral Financial. A default in the payment of principal or interest or in the performance of any covenant or agreement in the subordinated debt securities of any series or in the subordinated indenture is not an event of default under the subordinated debt indenture and does not provide for any right of acceleration of the payment of principal of a series of subordinated debt securities. However, in the event of a default in the payment of principal or interest, the holder of any debt security shall have the right to institute a suit for the collection of such overdue payment.

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders. (Section 6.02.)

     If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. (Section 5.02.)

     Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. (Section 6.01.) If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for each series of debt securities. (Section 5.12.)

COVENANTS

     Under the indentures, Doral Financial will agree to:

        - pay the principal, interest and any premium on the debt securities when due;

        - maintain a place of payment;

        - deliver a report to the trustee at the end of each fiscal year certifying as to the absence of events of default and to Doral Financial's compliance with the terms of the indentures; and

        - deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

PAYMENT AND TRANSFER

     Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by Doral Financial and specified in a prospectus supplement. (Section 3.07.)

     Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by Doral Financial for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 3.05.)

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

GLOBAL SECURITIES

     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement. Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 2.03.)

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through records maintained by DTC and its participants.

DEFEASANCE

     Doral Financial will be discharged from its obligations on the senior debt securities of any series at any time if it deposits with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the senior debt securities of the series. Doral Financial must also deliver to the trustee an opinion of counsel to the effect that the holders of the senior debt securities of that series will have no federal income tax consequences as a result of such deposit. If this happens, the holders of the senior debt securities of the series will not be entitled to the benefits of the senior debt indenture except for registration of transfer and exchange of senior debt securities and replacement of lost, stolen or mutilated senior debt securities. (Senior debt indenture, Section 15.02.)

     The subordinated debt indenture does not contain provisions for the defeasance and discharge of Doral Financial's obligations on the subordinated debt securities and the subordinated indenture.

THE TRUSTEE

     Bankers Trust Company will be the trustee under the indentures. It is also trustee under another indenture with Doral Financial pursuant to which Doral Financial's 7.84% Senior Notes due 2006 were issued. In addition, it is the administrative and syndicate agent and a lender under syndicated credit agreements which provide for credit facilities to Doral Financial. An affiliate of Bankers Trust Company has also acted as an underwriter in connection with a public offering of shares of common stock of Doral Financial. The trustee and its affiliates may have other relations with Doral Financial in the ordinary course of business.

     The occurrence of any default under either the senior debt indenture or the indenture relating to the 7.84% Senior Notes and the subordinated debt indenture could create a conflicting interest for the trustee under the Trust Indenture Act. If such default has not been cured or waived within 90 days after the trustee has or acquired a conflicting interest, the trustee would generally be required by the Trust Indenture Act to eliminate such conflicting interest or resign as trustee with respect to both the 7.84% Senior Notes and the debt securities issued under the senior debt indenture or with respect to the subordinated debt securities issued under the subordinated debt indenture. In the event of the trustee's resignation, Doral Financial shall promptly appoint a successor trustee with respect to the affected securities.

     The Trust Indenture Act also imposes certain limitations on the right of the trustee, as a creditor of Doral Financial, to obtain payment of claims in certain cases, or to realize on certain property received in respect to any such claim or otherwise. The trustee will be permitted to engage in other transactions with Doral Financial, provided that if it acquires a conflicting interest within the meaning of Section 310 of the Trust Indenture Act, it must generally either eliminate such conflict or resign.

                         DESCRIPTION OF PREFERRED STOCK

     The following briefly summarizes the material terms of Doral Financial's preferred stock, other than pricing and related terms which will be disclosed in a prospectus supplement. You should read the particular terms of any series of preferred stock offered by Doral Financial which will be described in more detail in any prospectus supplement relating to such series, together with the more detailed provisions of Doral Financial's restated certificate of incorporation and the certificate of designation relating to each particular series of preferred stock for provisions that may be important to you. The restated certificate of incorporation is filed as an exhibit to the registration statement of which this prospectus forms a part. The certificate of designation with respect to any series of preferred stock will be filed with the SEC as an exhibit to a document incorporated by reference in this prospectus concurrently with the offering of such preferred stock. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of preferred stock being offered. For a description of Doral Financial's outstanding preferred stock, see "Description of Capital Stock."

GENERAL

     Under Doral Financial's restated certificate of incorporation, the board of directors of Doral Financial is authorized to issue shares of preferred stock in one or more series, and to establish from time to time a series of preferred stock with the following terms specified:

        - the number of shares to be included in the series;

        - the designation, powers, preferences and rights of the shares of the series; and

        - the qualifications, limitations or restrictions of such series, except as otherwise stated in the restated certificate of incorporation.

     Prior to the issuance of any series of preferred stock, the board of directors of Doral Financial will adopt resolutions creating and designating the series as a series of preferred stock and the resolutions will be filed in a certificate of designation as an amendment to the restated certificate of incorporation. The term "board of directors of Doral Financial" includes any duly authorized committee.

     The preferred stock will be, when issued, fully paid and nonassessable. Holders of preferred stock will not have any preemptive or subscription rights to acquire more stock of Doral Financial.

     The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

     The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. The board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose. Examples of proper corporate purposes include issuances to obtain additional financing in connection with acquisitions or otherwise, and issuances to officers, directors and employees of Doral Financial and its subsidiaries pursuant to benefit plans or otherwise. Shares of preferred stock issued by Doral Financial may have the effect of rendering more difficult or discouraging an acquisition of Doral Financial deemed undesirable by the board of directors of Doral Financial.

RANK

     Unless otherwise specified in the prospectus supplement relating to the shares of any series of preferred stock, such shares will rank on an equal basis with each other series of preferred stock and prior to the common stock as to dividends and distributions of assets.

DIVIDENDS

     Holders of each series of preferred stock will be entitled to receive cash dividends, when, as and if declared by the board of directors of Doral Financial out of funds legally available for dividends. The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock as they appear on the books of Doral Financial on the record dates fixed by the board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative.

     Doral Financial is a party to contracts that prevent it from paying dividends if it does not comply with some terms of those contracts. The agreement pursuant to which Doral Financial issued its 7.84% Senior Notes due 2006 prohibits Doral Financial from paying dividends if the aggregate amount of dividends paid on its capital stock, including all series of preferred stock, would exceed the sum of the following:

        - 50% of consolidated net income earned since October 1, 1996, and prior to the end of the fiscal quarter ending not less than 45 days prior to the proposed dividend payment date;

        - $15 million; and

        - the net proceeds of any sale of capital stock after October 1, 1996.

     Doral Financial is a party to a warehousing loan agreement with Citibank, N.A. that limits the aggregate amount of cash dividends that Doral Financial may pay on its capital stock during a fiscal year to 50% of consolidated net income for the immediately preceding fiscal year. Doral Financial has also entered into a credit agreement with FirstBank Puerto Rico that restricts the amount of dividends that Doral Financial may pay in any year to an amount not to exceed Doral Financial's consolidated retained earnings as of the end of the immediately preceding fiscal year.

     Doral Financial may not declare, pay or set apart for payment dividends on the preferred stock unless full dividends on any other series of preferred stock that ranks on an equal or senior basis have been paid or sufficient funds have been set apart for payment for

        - all prior dividend periods of the other series of preferred stock that pay dividends on a cumulative basis; or

        - the immediately preceding dividend period of the other series of preferred stock that pay dividends on a noncumulative basis.

     Partial dividends declared on shares of preferred stock and any other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata.

     Similarly, Doral Financial may not declare, pay or set apart for payment non-stock dividends or make other payments on the common stock or any other stock of Doral Financial ranking junior to the preferred stock until full dividends on the preferred stock have been paid or set apart for payment for

        - all prior dividend periods if the preferred stock pays dividends on a cumulative basis; or

        - the dividend period established in the certificate of designation for each series of preferred stock if the preferred stock pays dividends on a noncumulative basis.

CONVERSION OR EXCHANGE

     The prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into shares of another series of preferred stock or debt securities of Doral Financial.

     If so determined by the board of directors of Doral Financial, the holders of shares of preferred stock of any series may be obligated at any time or at maturity to exchange such shares for preferred stock of another series or debt securities of Doral Financial. The terms of any such exchange and any such preferred stock or debt securities will be described in the prospectus supplement relating to such series of preferred stock.

REDEMPTION

     If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at the option of Doral Financial or the holder thereof and may be mandatorily redeemed.

     Any partial redemptions of preferred stock will be made in a way that the board of directors decides is equitable.

     Unless Doral Financial defaults in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of Doral Financial, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred stock. Such distributions will be made before any distribution is made on any securities ranking junior relating to liquidation, including common stock.

     If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of such series and such other securities will share in any such distribution of available assets of Doral Financial on a ratable basis in proportion to the full liquidation preferences. Holders of such series of preferred stock will not be entitled to any other amounts from Doral Financial after they have received their full liquidation preference.

VOTING RIGHTS

     The holders of shares of preferred stock will have no voting rights, except:

        - as otherwise stated in the prospectus supplement;

        - as otherwise stated in the certificate of designation establishing such series; or

        - as required by applicable law.

     Under regulations adopted by the Federal Reserve Board, if the holders of the preferred stock of any series become entitled to vote for the election of directors because dividends on the preferred stock of such series are in arrears, preferred stock of such series could be deemed a "class of voting securities." In this instance, a holder of 25% or more of the preferred stock of such series could then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. A holder of 5% or more of such series that otherwise exercises a "controlling influence" over Doral Financial could also be subject to regulation under the Bank Holding Company Act. In addition, at any time a series of the preferred stock is deemed a class of voting securities, (1) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the outstanding shares of such series of preferred stock, and (2) any person other than a bank holding company may be required to file with the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of such series.

     Section 12 of the Puerto Rico Banking Law requires that the Office of the Commissioner of Financial Institutions of Puerto Rico approve any change of control involving a bank organized under the Banking Law. The Banking Law requires that the Office of the Commissioner be informed not less than 60 days prior to any transfer of voting stock of a Puerto Rico bank that results in any person owning, directly or indirectly, more than 5% of the outstanding voting stock of the bank. For the purposes of Section 12 of the Banking Law, the term "control" means the power to, directly or indirectly, direct or influence decisively the administration or the norms of the bank. The Office of the Commissioner has made an administrative determination that these provisions of the Banking Law are applicable to a change in control of Doral Financial.

     Pursuant to the Banking Law, if the Office of the Commissioner receives notice of a proposed transaction that may result in a change of control of Doral Financial, the Office of the Commissioner is required to investigate and determine whether a change of control has occurred. The Office of the Commissioner will issue an authorization for the transfer of control of Doral Financial if the results of its investigations are in its judgment satisfactory. The decision of the Office of the Commissioner is final and unreviewable.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL

     As of the date of this prospectus, Doral Financial is authorized to issue 200,000,000 shares of common stock, $1.00 par value, and 10,000,000 shares of serial preferred stock, $1.00 par value. The following is a summary of certain rights and privileges of the common stock and outstanding serial preferred stock. You should read the more detailed provisions of Doral Financial's restated certificate of incorporation, as amended, and the certificate of designation relating to any series of preferred stock for provisions that may be important to you.

COMMON STOCK

     As of September 30, 2001, Doral Financial had outstanding 47,804,284 shares of its common stock. Each holder of common stock is entitled to one vote per share for the election of directors and for all other matters to be voted on by Doral Financial's stockholders. Holders of common stock may not cumulate their votes in the election of directors, and are entitled to share equally in the dividends that may be declared by the board of directors, but only after payment of dividends required to be paid on outstanding shares of preferred stock.

     Upon voluntary or involuntary liquidation, dissolution or winding up of Doral Financial, the holders of the common stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock. There are no preemptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of common stock. All of the outstanding shares of common stock are fully paid and nonassessable. The transfer agent and registrar for the common stock is Mellon Investor Services LLC. The common stock is traded on the Nasdaq National Market System under the symbol "DORL".

PREFERRED STOCK

     The general terms of Doral Financial's preferred stock are described above under "DESCRIPTION OF PREFERRED STOCK." As of the date of this prospectus, Doral Financial had outstanding two series of serial preferred described below.

                        NUMBER OF     ANNUAL     LIQUIDATION                               CONVERSION       GENERAL
                         SHARES      DIVIDEND    PREFERENCE             DATE FIRST             OR           VOTING
   TITLE OF SERIES     OUTSTANDING   RATE(1)    PER SHARE(2)          REDEEMABLE(3)      EXCHANGE RIGHTS   RIGHTS(4)
   ---------------     -----------   --------   -------------       ------------------   ---------------   ---------
7% Non-cumulative       1,495,000         7%         $50             February 28, 2004        None            No
Monthly Income
Preferred Stock,
Series A (the "7%
Preferred Stock")
8.35% Non-cumulative    2,000,000      8.35%         $25            September 30, 2005        None            No
Monthly Income
Preferred Stock,
Series B (the "8.35%
Preferred Stock")

---------------

(1) Based on a percentage of the applicable liquidation preference per share.
(2) See "Liquidation Rights" below for additional information.
(3) See "Redemption" below for additional information.
(4) See "Voting Rights" below for additional information.

     Dividend Rights and Limitations. The holders of the shares of 7% Preferred Stock and the 8.35% Preferred Stock are entitled to receive noncumulative cash dividends when, as and if declared by the Board of Directors, at their respective annual dividend rates payable monthly. The holders of the 7% Preferred Stock and the 8.35% Preferred Stock are entitled to receive such dividends prior to any payment of dividends or distribution of assets to holders of the common stock and to any other class of capital stock ranking junior to the 7% Preferred Stock or the 8.35% Preferred Stock with respect to the payment of dividends.

     Liquidation Rights. Upon the liquidation, dissolution or winding up of Doral Financial, whether voluntary or involuntary, the holders of the 7% Preferred Stock and the 8.35% Preferred Stock are entitled to receive out of the assets of Doral Financial an amount in cash equal to their liquidation preference per share plus accrued and unpaid dividends thereon for the current monthly dividend period to the date of the distribution. This distribution must be made before any payment may be made to the holders of common stock or any other securities of Doral Financial ranking junior to the 7% Preferred Stock or the 8.35% Preferred Stock as to the distribution of assets upon liquidation. No distribution of this type or payment on account of liquidation, dissolution or winding up of Doral Financial may be made to the holders of the shares of any class or series of stock ranking on a parity with the 7% Preferred Stock or the 8.35% Preferred Stock as to the distribution of assets upon liquidation, unless the holders of the 7% Preferred Stock or the 8.35% Preferred Stock receive like amounts ratably in accordance with the full distributive amounts which they and the holders of parity stock are respectively entitled to receive upon this preferential distribution.

     After the payment to the holders of the 7% Preferred Stock and the 8.35% Preferred Stock of the full preferential amounts provided for above, the holders of such shares will have no right or claim to any of the remaining assets of Doral Financial.

     Redemption. The 7% Preferred Stock is subject to redemption in whole or in part, at the option of Doral Financial with the consent of the Federal Reserve Board, on or after February 28, 2004 and prior to February 27, 2005, at a price of $51 per share and after this period at redemption prices declining to a price of $50 per share on or after February 28, 2006.

     The 8.35% Preferred Stock is subject to redemption in whole or in part, at the option of Doral Financial with the consent of the Federal Reserve Board, commencing on or after September 30, 2005, and prior to September 30, 2006 at a price of $25.50 per share and after this period at redemption prices declining to $25 per share on or after September 30, 2007.

     There is no mandatory redemption or sinking fund obligation with respect to either the 7% Preferred Stock or the 8.35% Preferred Stock.

     Voting Rights. The holders of shares of 7% Preferred Stock and the 8.35% Preferred Stock are not entitled to any voting rights except (1) if Doral Financial does not pay dividends in full on such series for 18 consecutive monthly dividend periods, (2) as required by law or (3) in connection with any changes of the terms or rights of the 7% Preferred Stock or the 8.35% Preferred Stock, as the case may be.

     Relative Rank. The 7% Preferred Stock and the 8.35% Preferred Stock have the same rank as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up of Doral Financial.

                              PLAN OF DISTRIBUTION

     Doral Financial may sell the offered securities (1) through agents; (2) to or through underwriters or dealers; (3) directly to one or more purchasers; (4) as part of structured financing arrangements; or (5) through a combination of any of these methods of sale. Any underwriters, dealers or agents retained by Doral Financial may include Doral Securities, its broker-dealer subsidiary.

     The prospectus supplement relating to an offering of offered securities will set forth the terms of such offering, including:

        - the name or names of any underwriters, dealers or agents;

        - the purchase price of the offered securities and the proceeds to Doral Financial from such sale;

        - any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation;

        - the initial public offering price;

        - any discounts or concessions to be allowed or reallowed or paid to dealers; and

        - any securities exchanges on which such offered securities may be listed.

     Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

BY AGENTS

     Offered securities may be sold through agents designated by Doral Financial. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by Doral Financial to such agent will be set forth, in the prospectus supplement relating to that offering. Unless otherwise indicated in such prospectus supplement, the agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

BY UNDERWRITERS

     If underwriters are used in the offering, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

     - A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

     - A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

     - A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

     These transactions may be effected in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

DIRECT SALES

     Offered securities may also be sold directly by Doral Financial. In this case, no underwriters or agents would be involved.

STRUCTURED FINANCINGS

     Offered securities may also be sold by Doral Financial as part of structured financing arrangements. Under these arrangements, non-affiliated third parties may use the proceeds of the sale of their debt obligations to purchase debt obligations of Doral Financial. The obligations of these non-affiliated parties would be secured by the debt obligations of Doral Financial and would be payable wholly or partly from amounts received on the debt obligations of Doral Financial. In these cases the offered securities may be sold to the non-affiliated purchasers directly by Doral Financial or through one or more agents designated by Doral Financial. Any purchaser and agent involved in the offer or sale of the offered securities will be named, and any commissions payable by Doral Financial to the agent will be set forth, in the prospectus supplement relating to the offering.

PARTICIPATION OF DORAL SECURITIES

     Doral Securities, the broker-dealer subsidiary of Doral Financial, is a member of the National Association of Securities Dealers, Inc. and may participate as an agent or an underwriter in distributions of the offered securities. Accordingly, offerings of offered securities in which Doral Securities participates will conform with the requirements of Rule 2720 of the NASD's Conduct Rules.

GENERAL INFORMATION

     Doral Financial may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Each series of offered securities will be a new issue of securities and will have no established trading market. Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that there will be a market for the offered securities.

     Underwriters, dealers, agents and their associates may be customers of, lenders to, engage in transactions with, or perform services for, Doral Financial or its subsidiaries in the ordinary course of their businesses.

          PLAN OF DISTRIBUTION FOR MARKET-MAKING RESALES BY AFFILIATES

     This prospectus may be used by the agents or underwriters named in the applicable prospectus supplement which are affiliates of Doral Financial in connection with offers and sales of the securities in market-making transactions. In a market-making transaction, the affiliated agents or underwriters may resell a security they acquire from other holders after the original offering and sale of the securities. Resales of this kind may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of resale or at negotiated prices. In these transactions, the affiliated agents or underwriters may act as principal or agent, including as agent for the counterparty in a transaction in which the agents or underwriters act as principal or as agent for both counterparties in a transaction in which the agents or underwriters do not act as principal. The agents or underwriters may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other affiliates of Doral Financial may also engage in transactions of this kind and may use this prospectus for this purpose.

     Doral Financial does not expect to receive any proceeds from market-making transactions. Doral Financial does not expect that the agents or underwriters or any other affiliates that engage in these transactions will pay any proceeds from its making resales to Doral Financial.

     A market-making transaction will have a settlement date later than the original issue date of the securities. Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.

     The agents or underwriters do not expect the amount of the securities held as a result of market-making resales by accounts over which it exercises discretionary authority to exceed, at any time, five percent of the aggregate initial offering price of the securities.

                      WHERE YOU CAN FIND MORE INFORMATION

     Doral Financial files annual, quarterly and current reports, proxy statements and other information with the SEC. Doral Financial has also filed with the SEC a registration statement on Form S-3, to register the securities being offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about Doral Financial and the securities offered in this prospectus, you should refer to the registration statement and its exhibits.

     You may read and copy any document filed by Doral Financial with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Doral Financial files its SEC materials electronically with the SEC, so you can also review Doral Financial's filings by accessing the web site maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

     The SEC allows Doral Financial to "incorporate by reference" the information it files with them, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that Doral Financial files later with the SEC will automatically update and supersede information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. Doral Financial has previously filed the following documents with the SEC and is incorporating them by reference into this prospectus:

           - Annual Report on Form 10-K for the year ended December 31, 2000 (as amended by Doral Financial's Amendment on Form 10-K/A, dated July 20, 2001);

           - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001; and

           - Current Reports on Form 8-K, dated January 17, 2001, March 27, 2001, March 28, 2001, April 11, 2001, April 18, 2001, July 11,
             2001, July 26, 2001 and October 10, 2001.

     Doral Financial also incorporates by reference, from the date of the initial filing of the registration statement, all documents filed by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until Doral Financial sells all of the securities being offered by this prospectus.

     You may request a copy of these filings at no cost by writing or telephoning Doral Financial at the following address:

                       Doral Financial Corporation
                       Attn.: Mario S. Levis, Executive
                              Vice President & Treasurer
                       1159 Franklin D. Roosevelt Ave.
                       San Juan, Puerto Rico 00920
                       (787) 749-7108

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Doral Financial has not authorized anyone else to provide you with different information. Doral Financial is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                 LEGAL OPINIONS

     Unless otherwise specified in the applicable prospectus supplement, Pietrantoni Mendez & Alvarez LLP will issue an opinion about the legality of the offered securities for Doral Financial. The name of the law firm advising any underwriters or agents with respect to certain issues relating to any offering will be set forth in the applicable prospectus supplement.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to Doral Financial's Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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